UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated February 24, 2011, announcing the Company’s financial results for the three and twelve months ended December 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: March 2, 2011	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

Seadrill Limited (SDRL) - Fourth quarter and preliminary 2010 results

Highlights
•	Seadrill generates fourth quarter 2010 EBITDA*) of US$618 million
•
Seadrill reports fourth quarter 2010 net income of US$268 million and earnings per share of US$0.61 (after the adverse accounting impact of US$145 million (US$0.35 per share) linked to the successful incentive offer for early conversion of the Company’s convertible loans)

•	Seadrill increases quarterly regular cash dividend to US$0.675 per share and further distributes an extraordinary dividend payment of US$0.20 per share
•	Seadrill finalized disposal of 1984-built jack-up rig West Larissa for US$55 million
•	Seadrill orders two ultra-deepwater drillships for a total consideration of less than US$1,200 million and four new jack-up rigs for a total consideration of US$790 million.
•	Seadrill acquires the 2008-build 375ft jack-up rig Petrojack IV (renamed West Cressida) for US$180 million
•	Seadrill takes delivery of the new 375ft jack-up newbuild rig West Juno
•	Seadrill issues new convertible debt of US$650 million and fixed rate bond of US$350 million
•	Seadrill completes induced offer to accelerate conversion of US$750 million to convertible bond debt into equity
•	Seadrill agrees to purchase two ultra-deepwater semi-submersible units under construction in Singapore for US$1.2 billion and simultaneously secures nearly 100% debt financing for the investment

Subsequent events
•	Seadrill establishes a new harsh environment focused drilling company named North Atlantic Drilling Limited and raises US$425 million in a Private Placement
•	Seadrill secures three-year contract with Chevron in Thailand for the tender rig T12
•	Majority owned Seawell Limited completes merger with Allis-Chalmers

*) EBITDA is defined as earnings before interest, depreciation and amortization equal to operating profit plus depreciation and amortization.

Condensed consolidated income statements
Fourth quarter results
Consolidated revenues for the fourth quarter of 2010 amounted to US$1,169.3 million as compared to US$1,085.7 million in the third quarter of 2010. Operating profit for the quarter was US$479.4 million, up from US$431.2 million in the previous quarter. The fourth quarter operating profit included a gain from the sale of West Larissa amounting to US$26.1 million. Operating profit for Mobile Units, excluding the gain on sale, was US$360.6 million as compared to US$358.7 million in the preceding quarter. The operating profit from the Tender Rigs was US$74.7 million, an increase of US$16.9 million from the preceding quarter. The improvement was related to lower operating expenses and several non-recurring items. Operating profit from Well Services amounted to US$18.0 million, an increase from US$14.7 million in the preceding quarter due to higher activity.

Net financial items for the quarter amounted to a loss of US$176.0 million compared a loss of US$33.1 million in the previous quarter. Interest expenses were up from US$97.6 million to US$109.0 million due to less capitalized interest expenses and higher interest bearing debt following delivery of new units. On derivative financial instruments, a gain of US$76.8 million was recorded compared to a gain of US$75.3 million in the third quarter. The gain was related to interest swap agreements, mark-to-market on forward contracts, currency derivatives and total return swap agreements in own treasury shares. The Company recorded a loss of US$145.0 million related to the incentive offers for the early conversion and retirement of some of the convertible debt instruments.

Income taxes for the fourth quarter were US$35.3 million.

Net income for the quarter was US$268.1 million corresponding to basic earnings per share of US$0.61.

Balance sheet
At December 31, 2010, total assets amounted to US$17,497 million, up from US$16,421 million as of September 30, 2010.

Total current assets increased from US$2,587 million to US$2,883 million over the course of the quarter. The increase was primarily related to the US$208 million increase in cash and cash equivalents.

Total non-current assets increased from US$13,834 million to US$14,614 million. The US$780 million increase was mainly due to milestone payments on rigs under construction.

Total current liabilities decreased from US$3,163 million to US$2,514 million. Short-term interest bearing debt was in the third quarter temporarily high due to the inclusion of short-term debt from the acquired subsidiary Scorpion Offshore Ltd and the Well Services segment, that were refinanced in the fourth quarter. Long-term interest bearing debt increased from US$7,377 million to US$8,176 million over the course of the quarter. Net interest bearing debt was at year-end US$8,376 million compared to US$8,482 million as of September 30, 2010. In the fourth quarter, Seadrill repaid US$1,033 million of debt of which approximately US$290 million was in form of regular installments.

Total equity increased from US$5,049 million as of September 30, 2010 to US$5,937 million at year-end 2010. The increase is related to the conversion of the convertible debt, part of the new convertible debt booked as equity as well as the net income contribution for the quarter, partly offset by dividend paid during the quarter. Unrealized gain on marketable securities also contributed to the increase.

Cash flow
As of December 31, 2010, cash and cash equivalents amounted to US$755 million, which corresponds to an increase of US$295 million as compared to year-end 2009. Net cash from operating activities for the twelve months period was US$1,300 million whereas net cash used in investing activities for the same period amounted to US$2,297 million, primarily related to milestone payments on our newbuilds. Net cash from financing activities was US$1,293 million of which the net proceeds from debt amounted to US$3,902 million.

Convertible bonds

In December, Seadrill launched an early conversion offer to bondholders in the US$1,000 million convertible bond (“CB1”) maturing 2012, and the US$500 million convertible bond (“CB2”) maturing 2014. The offers were available to all bondholders of the CB2 loan, but limited to US$250 million of the CB1 loan. Following completion of the induced offer, US$250 million of CB1 and all US$500 million of the CB2 debt has been converted to equity. Seadrill has as such US$1.4 billion in convertible debt outstanding, US$750 million that matures in 2012 and US$650 million (issued in October 2010) that matures in 2017. Because of the early conversion of the debt, Seadrill will save up to US$109 million in future interest expenses offset by the US$91 million paid in cash for the inducement to the bondholders.

Outstanding shares
As of December 31, 2010, issued common shares in Seadrill Limited totaled 443,308,487 up from 412,288,216 as of September 30, 2010, following conversion of some convertible debt. Our holding of treasury shares was 182,796 at the end of the fourth quarter, and approximately 5.5 million options were outstanding under the management share incentive program, out of which approximately 1.6 million has vested and are exercisable.

Operations
Offshore drilling units
Seadrill had 42 offshore drilling units in operation (including the five Varia Perdana owned tender rigs) in North Europe, US Gulf of Mexico, South Americas, West Africa and Southeast Asia and 2 units warm-stacked during the fourth quarter.

For our floaters (drillships and semis) the average economical utilization rate averaged 93 percent compared to 95 percent in the third quarter. The reduction was mainly related to operational challenges reported in the third quarter report for the deepwater units West Phoenix and West Eminence. For the jack-up rigs, the average economical utilization was 97 percent for the units for operation. This reduces to 92 percent if we include Offshore Resolute, which was unemployed for most of the quarter. The economical utilization rate for our tender rigs averaged 99 percent compared to 97 percent in the third quarter. This reduces to 90 percent if we include the tender barge T8 that has been idle since June 2009.

Table 1.0 Contract status offshore drilling units
Unit	Current client	Current location	Contract start	Contract expiry
Semi-submersible rigs
West Alpha	BG Consortium	Norway	May 2009	Jun 2012
West Aquarius	Exxon	China	Feb 2009	Feb 2013
West Capricorn (NB*)		Singapore – Jurong Shipyard
West Eminence	Petrobras	Brazil	Jul 2009	Jul 2015
West Hercules	Husky	China	Nov 2008	May 2012
West Orion	Petrobras	Brazil	Jul 2010	Jul 2016
West Phoenix	Total	UK	Jan 2009	Jan 2015
West Sirius	BP	US Gulf of Mexico	Jul 2008	Jul 2014
West Taurus	Petrobras	Brazil	Feb 2009	Feb 2015
West Venture	Statoil	Norway	Aug 2010	Jul 2015
West Pegasus (former Seadragon I (NB*))		Singapore – Jurong Shipyard
West Leo (former Seadragon II (NB*))		Singapore – Jurong Shipyard

Drillships
West Capella	Total	Nigeria	Apr 2009	Apr 2014
West Gemini	Total	Angola	Sep 2010	Sep 2012
West Navigator	Shell	Norway	Jan 2009	Dec 2012
West Polaris	Exxon	Brazil	Oct 2008	Oct 2012
West Auriga (NB*)		South Korea – Samsung Shipyard
West Vela (NB*)		South Korea – Samsung Shipyard

HE Jack –ups
West Epsilon	Statoil	Norway	Dec 2010	Dec 2014
West Elara (NB*)	Statoil	Singapore – Jurong Shipyard	Oct 2011	Oct 2016

BE Jack-up rigs
Offshore Courageous	Shell	Malaysia	Jan 2009	Jan 2012
Offshore Defender	Petrobras	Brazil	Mar 2010	Feb 2012
Offshore Freedom	Odfjell	Saudi Arabia / Kuwait	Jun 2009	May 2013
Offshore Intrepid	Odfjell	Saudi Arabia / Kuwait	May 2009	Nov 2012
Offshore Mischief	Anadarko	Brazil	Jul 2010	Aug 2011
Offshore Resolute		Vietnam (warm stacked*)
Offshore Vigilant	Cardon IV	Venezuela	Aug 2010	Jun 2011
West Ariel	VSP	Vietnam	Nov 2009	Dec 2011
West Callisto	Premier Oil	Indonesia	Aug 2010	Sep 2011
West Cressida	PTTEP	Thailand	Nov 2010	May 2014
West Janus	PCPPOC	Malaysia	Aug 2008	Aug 2011
West Juno	PTTEP	Andaman Sea	Jan 2011	Apr 2011
West Leda	PT Pan	Indonesia	Nov 2010	Mar 2011
West Prospero	VSP	Vietnam	Nov 2010	Dec 2011
West Triton	CPOC	Malaysia	Dec 2010	Aug 2011
West Castor (NB*)		Singapore – Jurong Shipyard
West Tucana (NB*)		Singapore – Jurong Shipyard
West Telesto (NB*)		China – Dalian Shipyard
West Oberon (NB*)		China – Dalian Shipyard

Tender rigs
T4	Chevron	Thailand	Jul 2008	Jul 2013
T7	Chevron	Thailand	Nov 2006	Oct 2011
T8		Singapore (warm stacked*)
T11	Chevron	Thailand	May 2008	May 2013
T12	PTTEP	Thailand	Apr 2010	Apr 2014
West Alliance	Shell	Malaysia	Jan 2010	Jan 2015
West Berani	ConocoPhillips	Indonesia	Jan 2009	Dec 2011
West Jaya (NB*)	BP	Singapore – KFELS	July 2011	July 2013
West Menang		In transit to Singapore
West Pelaut	Shell	Brunei	Apr 2009	Mar 2015
West Setia	Chevron	Angola	Aug 2009	Aug 2012
West Vencedor	Chevron	Angola	Apr 2010	July 2015

* NB - newbuilding
** Warm stacked means the unit is not in operating mode, but is being maintained in a state of readiness for future operations

Well Services (Seawell Limited)
Seawell is a provider of offshore platform drilling and well services. The overall activity level in the fourth quarter was sound with an EBITDA of US$24 million compared to an EBITDA of US$20 million in the preceding quarter.

In August 2010, Seawell announced that it had agreed a merger agreement providing for the acquisition of Allis-Chalmers. Yesterday, February 23, 2011, the stockholders in Allis-Chambers approved a merger agreement and a plan of merger involving Allis-Chalmers, Seawell and Wellco Sub Company, pursuant to which Allis-Chalmers will become a subsidiary of Seawell.

Seadrill currently holds 117,798,650 shares in Seawell. Based on closing share price of NOK34.00 on February 23, 2011, our ownership has a gross value of some US$713 million. As a consequence of the merger, Seadrill’s ownership interest in Seawell will be reduced from 52.3 percent to an estimated 35 percent.

For more information on Seawell, see their separate quarterly report published on www.seawellcorp.com.

Next quarter operational events
We expect our first quarter 2011 earnings to be favorably impacted by full quarter earnings from the new jack-up rigs West Juno and West Leda as well as the newly acquired jack-up rig West Cressida. Furthermore, we expect improved utilization for the floaters that delivered lower than expected utilization rates in the fourth quarter. However, we estimate that West Phoenix due to manufacturing problems with the BOP system will have some 25 days of downtime. In addition, the idle tender rigs T8 and West Menang and the idle jack-up rig Offshore Resolute are all expected to remain unemployed throughout the quarter. For the jack-up rigs West Leda and West Juno that are expected to complete existing contracts, late March/early April we are close to securing new contracts and continued employment.

Newbuilding program
Seadrill has increased its newbuild order book by four ultra-deepwater units and four jack-up rigs. At present, number of units under construction totals 11 units, five ultra-deepwater units, five jack-ups and one tender rig.

The last two ultra-deepwater semi-submersible drilling rigs added to the list were, Seadragon I (renamed West Pegasus) and Seadragon II (renamed West Leo), that we agreed to purchase on New Years Eve. The total acquisition cost for the two rigs is estimated to be US$1,200 million (including project management for the remaining construction period, drilling and handling tools, spares, operation preparations and capitalized interest). The units, which are currently under construction at the Jurong shipyard in Singapore, are scheduled for delivery end of March and November 2011.

As reported in our third quarter report, we ordered two ultra-deepwater drillships and four 400ft benign environment jack-up rigs in October and November 2010. As part of the newbuild order agreements, we also acquired the rights to order further two drillships and six jack-up rigs at predetermined prices. We are closely monitoring the activity in the newbuilding market, and based on the large increase in the yards’ order books in recent months, it is less likely that we will use all these options.

We will take delivery of five newbuilds later this year, the semi-submersible rig West Pegasus and the semi-submersible tender rig West Jaya in the first quarter, the harsh-environment jack-up rig West Elara in May, and the semi-submersible rigs West Leo and West Capricorn in the fourth quarter. The remaining six units under construction are scheduled for delivery in the period between the fourth quarter of 2012 and the second quarter of 2013.

For further information about the newbuilding program, see Note 6 to the financial accounts.

Operations in associated companies
Varia Perdana Bhd.
Seadrill has a 49 percent ownership in Varia Perdana Bhd, which owns and operates five self-erecting tender rigs. During the fourth quarter, the tender barge T3 worked for PTTEP in Thailand and T10 worked for Carigali Hess in the Malaysia Thailand Joint Development Area. The tender barge T6 completed work for the Carigali PTTEPI Operating Company and commenced work for Carigali Hess while the Teknik Berkat worked for Petronas Carigali and T9 worked for Exxon Mobil Exploration & Production Malaysia. Varia Perdana contributed US$5 million to Seadrill’s earnings compared to US$11 million in the third quarter, adversely impacted by some operational challenges related to the T10 barge unit. Contribution from Varia Perdana is reported under other financial items.

SapuraCrest Bhd.
Seadrill currently has an ownership interest of 23.6 percent (or 301,132,020 shares) in the Malaysian oil service provider, SapuraCrest Bhd. Among other things, SapuraCrest owns 51 percent of Varia Perdana Bhd. The Company has a strong foothold in the deepwater construction market in the Asia Pacific region and is currently considering growth opportunities in this market as well as within the traditional E&P market. Seadrill is very pleased with the current developments in Sapura Crest. Based on the closing share price on February 23, 2011 on the Malaysian Stock Exchange, our holding in SapuraCrest has a gross value of some US$321 million compared to a book value of US$86 million. The market conditions for the company business remain attractive and it contributed US$5 million to Seadrill’s performance up from US$4 million in the third quarter. Contribution from SapuraCrest is reported under other financial items.

Other investments in offshore drilling companies
Pride International Inc.
Seadrill holds 9.4 percent in the NYSE listed offshore drilling company Pride International Inc. (Pride) through a combination of forward contracts for 16,300,000 shares and direct ownership of 200,000 shares. The current average strike price per share on the forward contracts is US$33.1. Based on a Pride’s closing share price of US$39.95 on February 23, 2011 our exposure has a gross value of some US$659 million as compared to a book value of US$545 million including an unrealized gain of US$276 million.

In February this year, Ensco plc (“Ensco”) and Pride announced a merger agreement subject to shareholder approval where Ensco will put forward an offer for all the outstanding shares in Pride. The offer constituted a settlement of US$15.60 in cash and 0.4778 of new Ensco shares per share in Pride.

Seadrill has not decided how to react to the present offer, but we appreciate Ensco’s effort to consolidate the industry. We will consider our options in the coming weeks.

Seahawk Drilling Inc.
As a result of the spin-off of Pride International Inc’s mat-supported jack-up rigs in 2009, we continue to hold 1,099,999 shares equivalent to a 9.2 percent ownership interest in Seahawk Drilling Inc (“Seahawk”). The ownership interest amounts to US$4.5 million based on closing share price of US$4.11 on February 23, 2011, compared to a book value of US$10 million as of December 31, 2010.

In February 2011, Seahawk announced the sale of all of its assets to Hercules Offshore Inc. Total consideration for the sale is expected to comprise shares in Hercules plus cash to retire indebtedness and working capital liabilities limited up to a certain level. The asset sale will be implemented through a Chapter 11 bankruptcy filing in which Seahawk will seek an expedited hearing to obtain Court approval. The Chapter 11 process might lead to write-down of part or whole of Seadrill’s investment in Seahawk.

New contracts and contract extensions
Subsequent to the filing of the third quarter report on November 30, 2010, Seadrill has entered into the following new contracts and contract extensions.

On November 30, 2010, Seadrill purchased the premium jack-up rig Petrojack IV (renamed West Cressida) and agreed to continue the drilling contract with PTTEP in Thailand at US$129,500 per day. The contract extends to January 2014.

In December, Seadrill secured a two-year contract with BP Trinidad and Tobago LLC for the self-erecting semi-tender West Jaya, which is currently under construction in Singapore at KFELS. The agreed daily rate is US$169,000.

In January 2011, a two well contract was entered into with PTTEP for the jack-up rig West Juno for operation in the Andaman Sea. The agreed daily rate is US$129,500 and will secure employment for the rig to early April 2011.

In February 2011, Premier Oil exercised an option to extend the contract for the jack-up rig West Callisto for three further wells. The agreed daily rate is US$119,500 and the contract secures employment until the end of September 2011.

Further, Seadrill secured a three-year contract with Chevron Thailand Exploration and Production for operations in Thailand for the tender rig T12. The agreed daily rate is US$120,000 and commencement of the assignment is scheduled for the second quarter this year, in direct continuation of the rig's existing contractual obligations.

For more detailed information regarding dayrates and contract durations including escalation, currency adjustment or other minor changes to dayrates and duration profiles, see fleet status report or news releases on the Company’s web site www.seadrill.com.

Market development
The outlook and fundamentals for the oil industry look increasingly attractive with the Brent oil price exceeding US$100/bbl. In addition, the world economy shows steady improvement providing support for increasing energy demand longer-term. In the oil industry, the focus continues on newer drilling units offering superior technical capabilities, operational flexibility and reliability. In response, the industry has ordered 29 new jack-ups rigs and 21 new ultra-deepwater units (including seven Petrobras orders) over the last months.

Ultra-deepwater floaters (>7,500 ft water)
The demand for ultra-deepwater units continues to be adversely impacted by the low activity in the US Gulf of Mexico as no new drilling permits for deepwater wells have been issued in spite of the moratorium being lifted last year. At the same time, new demand from other regions is absorbing the new units that are delivered from yards. There is also an increase in areas and countries for deepwater activities. This covers additional countries in West Africa, East Africa, and Southeast Asia. Also new frontier markets are emerging such as Greenland and Australia. Nevertheless, the strong growth in demand for development drilling in Brazil and West Africa is the main new driver in the market, which will further accelerate in the years to come.

Oil companies continue their focus on new technically superior dynamically positioned deepwater units. The industry has shown a reduced interest in using moored and upgraded deepwater vessels with weight and capacity restrictions. Consequently, established players have taken advantage of the material reduction in newbuild prices and favorable payment terms. Since October last year, 21 new ultra deepwater units have been ordered, mainly on speculation. However, these units are not expected to adversely affect the market near term as the deliveries are scheduled in 2013 and 2014.

Near term, more rigs are moving into Brazil and a return of deepwater drilling activities in the US Gulf could have a positive impact on demand pushing daily rates higher. There is likely to be a catch up effect in the US Gulf of Mexico related to all the deep water drilling that have been “lost” during the last 10 months. This should support the daily rates for quality newbuilds in the next years. It should be observed, that no ultra-deepwater newbuilding so far has left a yard without employment in place, and that the utilization of the modern fleet is close to 100 percent. Furthermore, the number of market enquiries for ultra-deepwater rigs is currently significantly higher than it was six to twelve months ago.

Premium jack-up rigs (>300 ft water)
The market for premium jack-up rigs continues to show improvement. The large newbuild order book that existed two years ago has been significantly reduced with only 11 rigs remaining for deliveries in 2011. The utilization of premium jack-up rigs continues to hold above 90 percent and tendering activity has increased quarter over quarter since mid 2010. The risk to the supply/demand balance caused by the possible reactivation of stacked jack-up rigs appears to be decreasing over time as the significant investments that are needed to put many of these units back in operational mode cannot be justified by the returns. Oil companies remain attracted to the safety and efficiency gains offered by the newer and higher specification units. Consequently, the bifurcation in utilization and pricing between older jack-ups and newer premium jack-ups continues with daily rate spreads in the range from US$50,000 to US$60,000 being common. The trend of replacing older equipment with new equipment is continuing with 29 firm orders new jack-up rigs agreed since October last year. Despite this increase in supply, we remain optimistic on the long-term outlook for premium jack-up rigs. The number of jack-ups under construction still corresponds to less than 5 percent of the existing jack-up rig fleet, which already has an average age of more than 20 years. The high oil price has improved the availability of financing for smaller independent oil companies. This combined with the market for energy related public and private equity offerings reopening, is likely to lead to increased drilling activity particularly in the jack-up segment.

Tender rigs
Seadrill sees strong interest from oil companies for its tender rig concept. Recent long- term contracts entered into portray an improved market in terms of daily rate development and contract terms. As with the other rig classes, we are also seeing an increased customer focus on equipment quality, operational experience and track-record creating barriers to entry to the tender rig market. Commencement of operations for our West Jaya unit in Trinidad Tobago is opening up a new market in the Americas for this concept. Furthermore, we are seeing increased interest for assignments in the Gulf of Mexico and Australia. We together with our customers continue to benefit from the tender rig concept being a versatile and cost effective alternative to a fixed or floating platform solution. We are optimistic about the outlook for our existing fleet, and intend to add further capacity to our fleet in this attractive segment. It is likely that such additional capacity will be accompanied by long-term contracts.

Corporate strategy, dividend and outlook
Seadrill is one of the leading offshore drilling companies in the global oil and gas industry with presence in all the important offshore regions. We are the second largest owner and operator of ultra-deepwater units in the industry, the largest owner and operator of self-erecting tender rigs and the largest owner and operator of modern premium jack-up rigs. Seadrill also has the most modern drilling fleet among the major operators.

Growth and Investments
The corporate ambition has been, since our incorporation in 2005, to build the leading offshore drilling contractor. The strategy has been to develop a fleet of new premium offshore drilling units through newbuild orders and targeted acquisitions of modern assets. In line with this strategy, we have invested and continue to invest in new rigs with higher technical capability while some of our competitors are facing the challenges of an aging rig fleet.

We are optimistic about the outlook for our business. In line with this belief, we increased our ultra-deepwater fleet by two semi-submersible drilling rigs at the start of the year when we acquired the two Seadragon units currently under construction in Singapore. A nearly 100 percent debt financed deal at an all-in price of US$600 million per rig was a very attractive opportunity to increase our near term exposure to this fast growing market segment and to continue secure growth in our earnings. These units have strong equipment specifications and are suitable for challenging drilling operations in all environments. The units will be ready for operation later this year and we are confident in securing contracts with daily rates that will further strengthen our dividend capacity.

At the time of the acquisition, we indicated that the first of the Seadragon rigs had a five-year contract in place. However, due to the postponed delivery the contract has been subject to further discussions between the involved parties. Those discussions are at present very close to conclusion, and we are confident they will result in the rig retaining its five-year contract, taking into account a revised delivery date and a daily rate in line with current market conditions.

The oil industry continues its focus on fleet renewal and growing demand for rigs with enhanced technical capabilities and operational reliability irrespective of asset class. We believe in bifurcation, not only in the jack-up rig market, but also in the floater market. The recent increase in oil prices as well as a steadily improving economic environment support growth in E&P spending in all offshore drilling markets. Since October last year, the numbers of new jack-ups rigs and deepwater units have increased by 50 units.

The increased production capacity for yards and vendors in this cycle compared to the 2005 – 2008 cycle raise some concerns. These concerns are further highlighted by the yards willingness to accept heavy back ended payment terms. Such payment schedules lower the entry ticket for more speculative non-industry players.

The Board expects the tightening of the drilling market to continue at least to 2013. The main driver in this trend will be a solid drilling demand spurred by high oil price further supported by a limited amount of new supply due to the lack of new orders placed between the mid 2008 and the autumn of 2010. The development of the market after 2013 will depend on the amount of capital made available to fund further speculative orders. However, such orders are not expected to significantly influence the market balance before 2013 for jack-up rigs and 2014 for ultra-deepwater units.

As part of our newbuild order agreements, we have options to order further six units at pre-agreed prices. These options are for two more drill ships and a further six jack-ups.
We are keeping our finger on the pulse of the market and are carefully evaluating the economics of adding additional capacity to that part of our fleet. For our tender rigs, we have seen a positive development during the last months. Also for this asset class, our customers are directing their demand towards new and higher capacity units. In response, we are contemplating adding some new units against long-term contracts at terms that we consider attractive to our shareholders. In the current environment, the Board is of the opinion that selective newbuilds offer an attractive risk and reward combination superior to any corporate or asset acquisitions.

In the newbuilding market for deepwater units and particularly for jack-ups, we are likely to act less aggressively in the months to come. Of the newly ordered 29 jack-up rigs, companies that independently own less than five existing rigs have ordered 12 rigs. These “project companies” have limited cash flow from operation to support payment of further installments. The combined building cost for these units is estimated to US$2,465 million while only US$592 million have been funded so far according to independent research analysts. Of the remaining US$1,874 million, it is unlikely that the traditional bank market is willing to finance these companies without a long-term contract in place. Even with a long-term contract, the gearing capacity would be limited. This creates a funding gap that needs to be financed through the high yield bond and equity markets. The amount needed is significant compared to what these companies have raised and their shareholders have put in so far. Seadrill anticipates that several interesting opportunities for take-over and joint ventures will arise as this situation evolves. Such opportunities might be more attractive than adding more orders to the newbuilding book at this stage. Seadrill capitalized on a similar situation in 2010 by taking over Scorpion, a company that provided us access to immediate cash flow at asset prices that today look very attractive.

New listed subsidiary established
Earlier this month, the Board decided to establish a new drilling company, North Atlantic Drilling Ltd (“NADL”), focusing on harsh-environment operations. The new entity was formed based on the Seadrill’s six existing harsh-environment units: the ultra-deepwater rigs West Phoenix and West Navigator, the mid-water semi-submersible rigs West Alpha and West Venture, and the harsh-environment jack-up rigs West Epsilon and West Elara (currently under constructions). The new entity has also an option to enter into a construction contract for a new harsh-environment jack-up rig (similar to West Elara). NADL will have an organization of 1,000 people, a 40-year history of harsh-environment experience and a contract backlog of approximately US$3,100 million. The shares will be listed on the Norwegian OTC list.

The harsh environment market is a fragmented market place with no player controlling more than six units. The Board is of the opinion that the new company can capitalize on its strong market position and seek growth and consolidation opportunities, which would have been limited by the previous ownership structure. In order to fund the acquisition of the six rigs, NADL last week successfully raised US$425 million in new equity through a Private Placement that was 20 times oversubscribed, reducing Seadrill’s ownership interest to 75 percent.

NADL is currently working on several opportunities to increase the size of this fleet. The most attractive ones of these opportunities will have long-term contracts, which significantly reduce the investment risk.

NADL targets an annual dividend yield of minimum seven percent and Seadrill will remain a long-term majority shareholder. Seadrill will release approximately US$700 million in cash from the separation of NADL. This cash will enable further growth in our three core global markets, i.e. the ultra-deepwater market, the high-end jack-up market, and the tender rig market. The proceeds together with our strong cash flow will make it possible for us to conclude ongoing evaluation of fleet expansion without raising additional equity. In addition to the cash released, Seadrill will keep a combined bond and equity investment in NADL of US$1,775 million. This position is likely to generate free cash contribution of minimum US$129 million on an annual basis.

Financial flexibility
Our financial flexibility has significantly increased during the last six months. The strong operational cash flow, the offer for Pride International Inc, the conversion of some of the convertible bond and the separation of NADL has all contributed to a stronger balance sheet. Seadrill has 15 units (ex NADL rigs, including newbuilds) that are unpledged or free of liens and available as collateral for new debt arrangements. These include one ultra-deepwater unit, six jack-up rigs and two tender rigs, with an aggregated market value of close to US$2 billon. If we included the six newbuilds ordered in 2010, we will have more than US$4 billion worth of assets that are unpledged against remaining committed investment program of US$3.3 billion.

Other Investments
We have various ownership interests in other listed offshore drilling and oil service companies. The current portfolio includes Seawell Limited, Pride International Inc, Seahawk Inc and SapuraCrest Bhd. At current market prices, these holdings could free up some US$1.1 billion in cash. The Board evaluates the strategic and financial prospects for these holdings on a continuous basis including our options with respect to the Ensco Plc bid for all outstanding shares in Pride International Inc.

Regular Cash Dividend

The Board has, based on the Company’s improved financial position and the strength of the drilling market, decided to increase the long-term quarterly dividend to US$0.675. In addition, the Board has resolved pay out an extraordinary dividend of US$0.20 per share this quarter to reflect the financial strengthening of Seadrill, which have taken place during the last three months.

The ex. dividend date has been set at March 2, 2011. Record date is March 4, 2011 and payment date is on or about March 16, 2011.

Near term prospects
In November last year, we wrote about our ambition to grow the annual EBITDA to more than US$3 billion. The recent acquisition of the Seadragon rigs took us a step closer to that goal. The Board believes that with the current underlying fundamentals we will get additional opportunities to increase our fleet, which makes our target a realistic one for the next two to three years.

Seadrill has a unique composition of modern high quality assets. Combined with strong operational focus we feel extremely well positioned. It is our overall target to benefit from the strength of the offshore cycle, but also through active operational and financial management, deliver a higher overall return to shareholders than our competitors.

We have reached our targeted earnings levels in the beginning of 2011 and generated some US$7 million of EBITDA per day in January. The solid operational performance in January and February, together with the strong underlying development will contribute to solid growth and strong financial results for the first quarter 2011 as well as for the year overall. The Board remains excited about the prospects for our Company.

Forward Looking Statements
This report contains forward-looking statements. These statements are based on various assumptions, many of which are based, in turn, upon further assumptions, including Seadrill management’s examination of historical operating trends.

Including among others, factors that, in Seadrill’s view, could cause actual results to differ materially from the forward looking statements contained in this report are the following: (i) the competitive nature of the offshore drilling industry; (ii) oil and gas prices; (iii) technological developments; (iv) government regulations; (v) changes in economical conditions or political events; (vi) inability of Seadrill to obtain financing for the newbuilds or existing assets on favorable terms or at all; (vii) changes of the spending plan of our customers; (viii) changes in Seadrill’s operating expenses including crew wages; (ix) insurance; (x) dry-docking; (xi) repairs and maintenance; (xii) failure of shipyards to comply with delivery schedules on a timely basis; (xii) and other important factors mentioned from time to time in our reports filed with the United States Security Exchange Commission (“SEC”) and the Oslo Stock Exchange.

February 24, 2011
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management AS represented by:

Alf C Thorkildsen:                              Chief Executive Officer
Esa Ikäheimonen:                                Chief Financial Officer
Jim Daatland:                                       Vice President Investor Relations

Seadrill Limited

INDEX TO UNAUDITED INTERIM FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three and 12 months ended December 31, 2010 and 2009	Page 2
Unaudited Consolidated Statements of Comprehensive Income for the three and 12 months ended December 31, 2010 and 2009	Page 3
Unaudited Consolidated Balance Sheets as of December 31, 2010 and December 31, 2009	Page 4
Unaudited Consolidated Statements of Cash Flows for the twelve months ended December 31, 2010 and 2009	Page 5
Unaudited Consolidated Statements of Changes in Shareholders’ Equity for the twelve months ended December 31, 2010	Page 7
Notes to Unaudited Interim Financial Statements	Page 8

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and 12 month periods ended December 31, 2010 and 2009

(In millions of US$)

	Three month period ended December 31,		12 month period ended December 31,
	2010	2009	2010	2009
Operating revenues
Contract revenues	1,105.3	834.9	3,822.8	3,044.9
Reimbursables	59.8	33.3	191.9	166.0
Other revenues	4.2	10.7	26.1	43.0
Total operating revenues	1,169.3	878.9	4,040.8	3,253.9

Gain on sale of assets	26.1	50.0	26.1	71.1

Operating expenses
Vessel and rig operating expenses	465.4	364.9	1,604.9	1,252.8
Reimbursable expenses	53.9	30.9	178.6	154.9
Depreciation and amortization	138.7	104.8	479.8	395.9
General and administrative expenses	58.0	46.7	178.2	149.1
Total operating expenses	716.0	547.3	2,441.5	1,952.7

Net operating income	479.4	381.6	1,625.4	1,372.3

Financial items
Interest income	5.9	16.8	42.5	78.1
Interest expenses	(109.0)	(63.4)	(312.4)	(228.4)
Share in results from associated companies	9.7	29.7	47.8	92.4
Gain/ (loss) on derivative financial instruments	76.8	28.8	(92.4)	129.6
Foreign exchange (loss)	6.8	4.2	(25.7)	(25.4)
Gain on remeasurement of previously held equity interest	0.0	0.0	110.6	0.0
Gain on bargain purchase	0.0	0.0	56.2	0.0
Loss on debt extinguishment	(145.0)	0.0	(145.0)	0.0
Other financial items	(21.2)	3.5	23.9	54.5
Total financial items	(176.0)	19.6	(294.5)	100.8

Income before income taxes	303.4	401.2	1,330.9	1,473.1

Income taxes	(35.3)	(0.1)	(159.3)	(120.0)
Net income	268.1	401.1	1,171.6	1,353.1

Net income attributable to the parent	253.5	379.1	1,116.9	1,261.2
Net income attributable to the non-controlling interest	14.6	22.0	54.7	91.9

Basic earnings per share (US$)	0.61	0.95	2.73	3.16
Diluted earnings per share (US$)	0.58	0.88	2.61	3.00
Declared regular dividend per share (US$)	0.675	0.55	2.535	1.05
Declared extraordinary dividend per share (US$)	0.20	-	0.20	-

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and 12 month periods ended December 31, 2010 and 2009

(In millions of US$)

	Three month period ended December 31,		12 month period ended December 31,
	2010	2009	2010	2009
Net income	268.1	401.1	1,171.6	1,353.1

Other comprehensive income/ (loss), net of tax:
Change in unrealized gain/ (loss) on marketable securities	74.8	14.9	(24.7)	317.1
Change in unrealized foreign exchange differences	1.1	5.5	26.8	29.6
Change in unrealized gain/ (loss) relating to pension	(31.4)	5.3	(31.4)	13.7
Change in unrealized gain/ (loss) on interest rate swaps in subsidiaries	0.3	0.0	(1.9)	0.0
Change in unrealized gain/ (loss) on interest rate swaps in VIEs	10.9	3.6	(11.4)	15.1
Other comprehensive income/ (loss):	55.7	29.3	(42.6)	375.5

Total comprehensive income for the period	323.8	430.4	1,129.0	1,728.6

Comprehensive income attributable to the parent	300.6	402.0	1,080.7	1,619.8
Comprehensive income attributable to the non-controlling interest	23.2	28.4	48.3	108.8

Accumulated other comprehensive income as per December 31, 2010 and December 31, 2009:

	December 31, 2010	December 31, 2009
The total balance of accumulated other comprehensive income is made up as follows:
Unrealized gain on marketable securities	292.4	317.1
Unrealized gain on foreign exchange	95.9	80.1
Actuarial gain relating to pension	(15.0)	10.9
Unrealized gain/ (loss) on interest rate swaps in subsidiaries	(1.4)	0.0
Unrealized gain/ (loss) on interest rate swaps in VIEs	(48.6)	(48.6)
Accumulated other comprehensive income	323.3	359.5

Note: All items of other comprehensive income/ (loss) are stated net of tax.

The applicable amount of income taxes associated with each component of other comprehensive income is $0 due to the fact that the items relate to companies domiciled in non-taxable jurisdictions. However for actuarial loss related to pension, the applicable amount of income taxes is US$4.2 million as this item is related to companies domiciled in Norway where the tax rate is 28%.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

UNAUDITED CONSOLIDATED BALANCE SHEETS
as of December 31, 2010 and December 31, 2009

(In millions of US$)

	December 31, 2010	December 31, 2009
ASSETS
Current assets
Cash and cash equivalents	755.1	460.0
Restricted cash	155.4	142.1
Marketable securities	598.2	742.3
Accounts receivables, net	696.5	451.6
Amount due from related party	140.1	137.9
Other current assets	537.7	327.1
Total current assets	2,883.0	2,261.0
Non-current assets
Investment in associated companies	205.3	321.0
Newbuildings	1,247.2	1,430.9
Drilling units	10,795.3	7,514.3
Goodwill	1,676.5	1,596.0
Other intangible assets	56.6	23.5
Restricted cash	304.9	371.0
Deferred tax assets	29.6	13.4
Equipment	158.4	115.1
Amount due from related party	0.0	90.0
Other non-current assets	140.6	95.2
Total non-current assets	14,614.4	11,570.4
Total assets	17,497.4	13,831.4
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	980.6	774.1
Trade accounts payable	94.7	84.7
Other current liabilities	1,439.0	1,175.3
Total current liabilities	2,514.3	2,034.1
Non-current liabilities
Long-term interest bearing debt	8,175.8	6,621.2
Long-term debt to related party	435.0	0.0
Deferred taxes	180.8	124.5
Other non-current liabilities	254.7	238.1
Total non-current liabilities	9,046.3	6,984.4
Commitments and contingencies	-	-
Equity
Common shares of per value US$2.00 per share: 800,000,000 shares authorized 443,125,691 outstanding at December 31, 2010 (December, 31 2009: 399,023,016)	886.2	798.0
Additional paid in capital	1,216.4	164.2
Contributed surplus	1,955.4	1,955.4
Accumulated other comprehensive income	323.3	359.5
Accumulated earnings/(deficit)	1,016.2	901.9
Non-controlling interest	539.3	633.9
Total equity	5,936.8	4,812.9
Total liabilities and equity	17,497.4	13,831.4

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASHFLOWS
for the l2 month periods ended December 31, 2010 and 2009

(In millions of US$)

	12 month period ended December 30,
	2010	2009
Cash Flows from Operating Activities
Net income/ (loss)	1,171.6	1,353.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	479.8	395.9
Amortization of deferred loan charges	43.0	23.3
Amortization of unfavorable contracts	(39.5)	(43.0)
Amortization of favorable contracts	13.4	0.0
Amortization of mobilization revenue	(86.0)	(49.8)
Share of results from associated companies	(47.8)	(92.4)
Share-based compensation expense	11.4	16.0
Gain on disposal of fixed assets	(26.1)	(71.1)
Realized gain on disposal of other investments	(43.1)	(15.9)
Unrealized loss/ (gain) related to derivative financial instruments	97.5	(152.9)
Dividend received from associated company	61.3	41.2
Deferred income tax expense	110.3	2.2
Unrealized foreign exchange (gain)/ loss on long term interest bearing debt	(4.0)	28.0
Non cash loss recognized related to extinguishment of convertible debt	48.0	0.0
Non cash gains recognized related to acquisition of subsidiaries	(166.8)	0.0
Changes in operating assets and liabilities, net of effect of acquisitions
Unrecognized mobilization fees received from customers	108.9	165.9
Trade accounts receivable	(163.4)	(110.5)
Trade accounts payable	(15.0)	(35.1)
Prepaid expenses/accrued revenue	(107.4)	(71.5)
Other, net	(145.7)	68.6
Net cash provided by operating activities	1,300.4	1,452.0

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASHFLOWS
for the 12 month periods ended December 31, 2010 and 2009

(In millions of US$)

	2010	2009
Cash Flows from Investing Activities
Additions to newbuildings	(2,006.1)	(1,153.2)
Additions to rigs and equipment	(361.3)	(216.2)
Sale of rigs and equipment	55.0	392.9
Change in margin calls and other restricted cash	50.8	344.6
Investment in associated companies	(13.2)	(32.9)
Investment in subsidiaries, net of cash acquired	(152.1)	0.0
Purchase of Marketable Securities	(15.0)	(263.0)
Proceeds from realization of marketable securities	215.2	58.8
Proceed from repayment of short term loan to related parties	90.0	115.0
Short term loan granted to related parties	(160.3)	(169.7)
Net cash used in investing activities	(2,297.0)	(923.7)

Cash Flows from Financing Activities
Proceeds from debt	3,901.6	2,407.3
Repayments of debt	(1,870.3)	(2,490.9)
Debt fees paid	(33.4)	(42.7)
Change in current liability related to share forward contracts	(11.9)	(68.6)
Paid to non-controlling interests	(292.0)	(68.0)
Contribution from non-controlling interests	289 2	0.0
Proceeds from issuance of equity	318.3	0.0
Purchase of treasury shares	(42.2)	0.0
Proceeds from sale of treasury shares	23.1	8.8
Dividends paid	(989.8)	(199.4)
Net cash provided by financing activities	1,292.6	(453.5)

Effect of exchange rate changes on cash and cash equivalents	(0.9)	8.8

Net increase / (decrease) in cash and cash equivalents	295.1	83.6
Cash and cash equivalents at beginning of the year	460.0	376.4
Cash and cash equivalents at the end of period	755.1	460.0

Supplementary disclosure of cash flow information
Interest paid	284.1	245.4
Taxes paid	134.2	52.0

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the 12 months ended December 31, 2010

(In millions of US$)

	Share Capital	Additional paid-in capital	Contributed surplus	Accumulated OCI	Retained earnings	NCI	Total equity
Balance at December 31, 2009	798.0	164.2	1,955.4	359.5	901.9	633.9	4,812.9
Sale of treasury shares	3.4	19.7					23.1
Purchase of treasury shares	(3.5)	(38.7)					(42.2)
Employee stock options issued		11.1				0.3	11.4
Changes in actuarial (loss)/gain relating to pension				(25.9)		(5.5)	(31.4)

Unrealized gain/(loss) on marketable securities				18.0			18.0
Realized (gain)/loss on marketable securities				(42.7)			(42.7)
Foreign exchange differences				15.8		11.0	26.8
Change in unrealized (loss) on interest rate swaps in VIES						(11.4)	(11.4)
Change in unrealized (loss) on interest rate swaps in subsidiaries				(1.4)		(0.5)	(1.9)
Issuance of shares	26.3	292.0					318.3
Dividend payment					(989.8)		(989.8)
Share issuance Seawell						289.2	289.2
Dividend paid to Non-controlling interests in VIE						(435.0)	(435.0)
Paid to Non-controlling interests in Scorpion						(292.0)	(292.0)

Contribution by Non-controlling interest						281.8	281.8

Step up acquisition in Scorpion					(12.8)	12.8	0.0

Induced conversion of convertible bonds	62.0	647.0					709.0

Issuance of convertible bond, equity element		121.1					121.1
Net income					1,116.9	54.7	1,171.6
Balance at December 31, 2010	886.2	1,216.4	1,955.4	323.3	1,016.2	539.3	5,936.8

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Note 1- General information

Seadrill Limited (“Seadrill” or the “Company”) is a publicly listed company on the New York Stock Exchange and the Oslo Stock Exchange. The Company was incorporated in Bermuda in May 2005. Assisted by the acquisition of other companies and investment in newbuildings, Seadrill has developed into an international offshore drilling contractor providing services within drilling and well services, and at December 31, 2010 the Company owns and operates 49 offshore drilling units, including 10 units under construction. The Company’s versatile fleet consists of drillships, jack-up rigs, semi-submersible rigs and tender rigs for operations in shallow and deepwater areas, as well as benign and harsh environments. In addition to owning and operating offshore mobile drilling units and tender rigs, the Company provides platform drilling, well intervention and engineering services through the separately Oslo Stock Exchange listed subsidiary company Seawell Limited (“Seawell”), a Bermuda company in which the Company owned 52.2% at December 31, 2010.

As used herein, and unless otherwise required by the context, the term “Seadrill” refers to Seadrill Limited and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP) for interim financial information. The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with the Company’s financial statements as at December 31, 2009. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements and accompanying notes for the year ended December 31, 2009.

Note 2– Segment information

Operating segments

The Company provides drilling and related services to the offshore oil and gas industry. The split of our organization into segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of December 31, 2010, the Company operates in the following three segments:

• Mobile Units: The Company offers services encompassing drilling, completion and maintenance of offshore wells. The drilling contracts relate to semi-submersible rigs, jack-ups and drillships.

• Tender Rigs: The Company operates self-erecting tender rigs and semi-submersible tender rigs, which are used for production drilling and well maintenance in Southeast Asia and West Africa.

• Well Services: The Company performs production drilling and maintenance activities on several fixed installations in the North Sea. The Company also provides wireline services including well maintenance, modification and abandonment.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal reporting. The accounting principles for the segments are the same as for the Company's consolidated financial statements.

Total operating revenues (excluding gain on sale of drilling units)

(In millions of US$ )	Three months ended December 31,		Twelve months ended December 31,
	2010	2009	2010	2009

Mobile Units	818.5	638.5	2,841.8	2,252.1
Tender Rigs	137.9	87.6	482.1	392.0
Well Services	212.9	152.8	716.9	609.8
Total	1,169.3	878.9	4,040.8	3,253.9

Depreciation and amortization

(In millions of US$ )	Three months ended December 31,		Twelve months ended December 31,
	2010	2009	2010	2009

Mobile Units	117.3	88.0	400.3	332.8
Tender Rigs	15.1	10.3	56.8	41.8
Well Services	6.3	6.5	22.7	21.3
Total	138.7	104.8	479.8	395.9

Operating income - net income

(In millions of US$ )	Three months ended December 31,		Twelve months ended December 31,
	2010	2009	2010	2009

Mobile Units	386.7	337.7	1,339.8	1,141.3
Tender Rigs	74.7	29.4	221.9	173.5
Well Services	18.0	14.5	63.7	57.5
Operating income	479.4	381.6	1,625.4	1,372.3
Unallocated items:
Total financial items	(176.0)	19.6	(294.5)	100.8
Income taxes	(35.3)	(0.1)	(159.3)	(120.0)
Net income	268.1	401.1	1,171.6	1,353.1

Total Assets

(In millions of US$ )	December 31, 2010	December 31, 2009

Mobile Units	15,188.0	11,995.3
Tender Rigs	1,322.2	1,246.6
Well Services	987.2	589.5
Total	17,497.4	13,831.4

Note 3 – Earnings per share

The computation of basic EPS is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In millions of US $)	Three months ended December 31,		Twelve months ended December 31,
	2010	2009	2010	2009
Net income available to stockholders	253.5	379.1	1,116.9	1,261.2
Effect of dilution, related to interests on convertible bonds	13.2	20.2	34.0	49.6
Diluted net income available to stockholders	266.7	399.3	1,150.9	1,310.8

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(Numbers in million)	Three months ended December 31,		Twelve months ended December 31,
	2010	2009	2010	2009
Basic earnings per share:
Weighted average number of common shares outstanding	416.8	398.8	409.2	398.5
Diluted earnings per share:
Weighted average number of common shares outstanding	416.8	398.8	409.2	398.5
Effect of dilutive share options	2.4	2.8	2.1	1.5
Effect of dilutive convertible bonds	41.0	52.0	30.2	36.8
Diluted number of shares	460.2	453.6	441.5	436.8

Note 4 – Marketable securities

The historic cost of marketable securities is marked to market, with changes in market value recognized as “Other comprehensive income”.

Marketable securities held by the Company consist of approximately 9.4% of the issued shares of Pride International Inc. (“Pride”), 9.3% of the issued shares of Seahawk Drilling Inc. (“Seahawk”), 80.2% of the partially redeemed Petromena NOK2,000 million bond (“Petromena”) and 3.3% of Golden Close Maritime bond (“Golden Close”). Marketable securities and changes in their carrying value are as follows:

(In millions of US $)	Pride	Seahawk	Petromena	Golden Close	Total

Net book value at December 31, 2009	526.5	24.8	191.0	-	742.3
Realization	-	-	(162.2)	-	(162.2)
Purchase	-	-	-	15.0	15.0
Impairment charge	-	(14.9)	-	-	(14.9)
Mark to market changes at December 31, 2010	18.0	-	-	-	18.0
Net book value at December 31, 2010	544.5	9.9	28.8	15.0	598.2

As of December 31, 2010, the Company determined that the decline in fair value of the Seahawk investment was other than temporary based preliminary upon its evaluation of the severity of the excess of its cost basis over the market price of the security and prospects for recovery within 2011. As a result of this evaluation the Company recognized an impairment charge so that its adjusted cost basis as of December 31, 2010 is equal to the market price of the securities. A loss of US$15.3 million has been classified as other financial items.

Note 5 – Gain/ (loss) on derivative financial instruments

Total Return Swaps (TRS):
The Company settled the TRS agreement with 4,500,000 Seadrill Limited shares as underlying security on February 12, 2010. The Company then entered into a new TRS agreement with 3,500,000 Seadrill Limited shares as underlying security, with a spot price of NOK 125.7 per share and expiry on February 7, 2011. In December 2010 Seadrill partly settled this TRS and reduced the number of underlying Seadrill Limited shares by 750,000 shares from 3,500,000 shares to 2,750,000 shares.

The total realized and unrealized gain related to the two mentioned TRS agreements amounted to US$27.2 million for the twelve months ended December 2010 and is recognized in the statement of operations as gain/(loss) on derivative financial instruments.

Interest-rate swap agreements and forward exchange contracts:
Total realized and unrealized loss on interest-rate swap agreements, not qualified for hedge accounting, and forward exchange contracts amounted to US$151.2 million for the twelve months ended December 2010 and is recognized in the statement of operations as loss on derivative financial instruments.

Total realized and unrealized gain on other derivative instruments amounted to US$31.6 for the twelve months ended December 2010.

Note 6 – Newbuildings

(In millions of US$ )
Opening balance at December 31, 2009	1,430.9
Additions	2,006.1
Re-classified as drilling units	(2,189.8)
Closing balance at December 31, 2010	1,247.2

In 2010, additions to newbuildings are principally installments paid to yards, but also include interest expenses and loan-related costs amounting to US$58.6 million.

Newbuildings as at December 31, 2010, are as follows:

Drilling unit	Yard	Delivery date	Yard contract price*	Paid as of December 31, 2010
			US$millions	US$millions
Jack-up rigs
West Juno	Keppel	1Q 2011	216	207
West Elara	Jurong	2Q 2011	356	107
West Telesto	Dalian	4Q 2012	175	17
West Tucana	Jurong	4Q 2012	192	36
West Castor	Jurong	1Q2013	192	36
West Oberon	Dalian	1Q 2013	175	17
Tender rigs
West Jaya	Keppel	1Q 2011	210	125
Semi-submersible rigs
West Capricorn	Jurong	4Q 2011	640	320
Drillships
West Auriga	Samsung	1Q 2013	522	131
West Vela	Samsung	2Q 2013	522	131
			3,200	1,127

* Yard price excluding variation orders, riser allocations, spares, accrued interest expenses, construction supervision and operation preparations and mobilization.

Refer also note 14 (commitments and contingencies) for an overview of the maturity schedule for remaining yard installments.

Note 7 – Drilling units
(In millions of US$)	December 31, 2010	December 31, 2009
Cost	11,927.7	8,251.7
Accumulated depreciation	(1,132.4)	(737.4)
Net book value	10,795.3	7,514.3

Depreciation and amortization expense was US$447.9 million and US$368.9 million for the twelve months ended December 31, 2010 and 2009, respectively.

Note 8– Equipment

Equipment consists of office equipment, furniture and fittings.
(In millions of US $)	December 31, 2010	December 31, 2009
Cost	279.1	210.6
Accumulated depreciation	(120.7)	(95.5)
Net book value	158.4	115.1

Depreciation and amortization expense was US$27.6 million and US$27.0 million for the twelve months ended December 31, 2010 and 2009, respectively.

Note 9 – Goodwill

In the twelve months period ended December 31, 2010 there was no impairment losses. Goodwill balance and changes in the carrying amount of goodwill are as follows:

(In millions of US $)	Period ended December 31, 2010	Year ended December 31, 2009
Net book balance at beginning of period	1,596.0	1,547.3
Goodwill acquired during the period	85.0	-
Impairment losses	-	-
Currency adjustments	(4.5)	48.7
Net book balance at end of period	1,676.5	1,596.0

Note 10 – Long-term interest bearing debt and interest expenses

(In millions of US $)	December 31, 2010	December 31, 2009

Credit facilities:
US$1,500 facility	1,060.0	1,140.7
US$185 facility	-	45.0
US$100 facility	-	41.7
US$800 facility	635.5	724.8
US$585 facility	386.7	436.3
US$100 facility	80.3	86.1
US$1,500 facility	1,026.5	658.8
US$1,200 facility	1,133.3	-
US$700 facility	700.0	-
NOK 1,425 facility (Seawell)	189.0	210.6
NOK other loans and leasings (Seawell)	5.2	5.6
Total Bank Loans + other	5,216.5	3,349.6

Debt recorded in consolidated VIE’s:

US$170 facility	101.2	110.8
US$700 facility	546.0	618.7
US$1,400 facility	1,099.4	1,255.3
Total Ship Finance Facilities	1,746.6	1,984.8

Bonds and convertible bonds:
Bonds	552.0	250.9
Convertible bonds	1,286.7	1,399.2
Total bonds	1,838.7	1,650.1

Other credit facilities with corresponding restricted cash deposits:	354.6	411.4

Total interest bearing debt	9,156.4	7,395.9
Less: current portion	(980.6)	(774.1)
Long-term portion of interest bearing debt	8,175.8	6,621.8

The outstanding debt as of December 31, 2010 is repayable as follows:

(In millions of US $) Year ending December 31
2011	980.6
2012	1,923.1
2013	2,303.0
2014	1,701.9
2015 and thereafter	2,367.6
Effect of amortization of convertible bond	(119.8)
Total debt	9,156.4

In October 2010 we entered into a US$700 million secured facility with a syndicate of banks to partly fund the acquisition of seven jack-up drilling rigs, which have been pledged as security. The outstanding balance at December 31, 2010, was US$700 million. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years. At maturity a balloon payment of US$350 million is due.

In October 2010 Seadrill issued a US$350 million senior unsecured five year bond. The bond bears a coupon of 6.5% and the proceeds are for general corporate purposes. At December 31, 2010, the outstanding balance was US$350 million.

Convertible bonds:

In October 2010 Seadrill issued at par US$650 million of senior unsecured convertible bonds. Interest on the bonds is fixed at 3.375%, payable semi-annually in arrears. The bonds are convertible into Seadrill Limited common shares at any time up to ten banking days prior to October 27, 2017. The conversion price at the time of issuance was US$38.9172 per share, representing a 30% premium to the share price at the time. Since then, dividend distributions have reduced the conversion price to US$38.18. The conversion price does not reflect the resolved dividend announced in connection with this quarterly report. For accounting purposes US$121 million has been allocated to the bond equity component and US$529 million to the bond liability component, due to the cash settlement option stipulated in the bond agreement. Unless previously redeemed, converted or purchased and cancelled, the bonds mature in October 2017.

On December 16th 2010, Seadrill has announced a conversion incentive period for holders of up to US$250 million of its US$1 billion principal amount convertible bond due 2012, and for the entire US$500 million principal amount convertible bond due 2014. Seadrill then accepted for early conversion US$250 million in principal amount of the 2012's (being the "maximum conversion amount") and US$492.9 million in principal amount of the 2014's, representing 98.6% of the 2014's. Related to the induced conversion a total of US$91 million in inducement fees and US$6 million in unamortized loan fees have been expensed as loss on debt extinguishment. In addition to this a loss of US$48 million has been recognized on debt extinguishment related to the US$500 million convertible bond. This loss represents the difference between the fair value and the book value of the liability component immediately before extinguishment.

The remaining US$750 million convertible bond has an annual coupon of 3.625 percent payable semi annually and a conversion price of US$28.49 per share. The conversion price does not reflect the resolved dividend announced in connection with this quarterly report.

Covenants- Credit facilities:
The Company has various covenants relating to its credit facilities. These mainly consist of minimum liquidity requirements, interest coverage ratio, current ratio, equity ratio and leverage ratio - see Annual Report 2009.

Note 11 – Share capital

	December 31, 2010		December 31, 2009
All shares are common shares of US$2.00 par value each	Shares	US$ millions	Shares	US$ millions
Authorized share capital	800,000,000	1,600.0	800,000,000	1,600.0

Issued and fully paid share capital	443,308,487	886.6	399,133,216	798.3
Treasury shares held by Company	(182,796)	(0.4)	(110,200)	(0.3)
Shares issued and outstanding	443,125,691	886.2	399,023,016	798.0

Note 12 – Related party transactions

The Company has entered into sale and lease back contracts for several drilling units with Ship Finance International Limited (“Ship Finance”), a company in which our principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as “Hemen”) and companies associated with Hemen have a significant interest. Hemen is controlled by trusts established by the Company’s President and Chairman Mr. John Fredriksen for the benefit of his immediate family. The Company has determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company’s consolidated accounts. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company’s consolidated accounts.

In the twelve month period ended December 31, 2010, the Company incurred the following lease costs on units leased back from Ship Finance subsidiaries:

Rig
West Prospero	19.6
West Polaris	126.4
West Hercules	125.2
West Taurus	111.0
Total	382.2

In November 2008, the Company granted Ship Finance an unsecured credit facility of US$115.0 million. Ship Finance repaid US$25.0 million in the first quarter of 2009, and the balance of US$90.0 million was sold to Metrogas Holdings Inc (“Metrogas”), a company indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. The balance of US$90.0 million was purchased back from Metrogas in the fourth quarter of 2009. Interest of US$3.0 million was received in first quarter 2010. The loan was repaid in March 2010.

In November 2009, the Company provided an unsecured loan of US$27.7 million to Scorpion, increased to US$79.7 million in December 2009. Additional loans were provided during 2010 and total outstanding at May 31, 2010 was US$240.0 million when Seadrill achieved control in Scorpion. The loan was repaid during the third quarter of 2010.

On July 1, 2010, the VIE companies SFL Deepwater and SFL Polaris declared and paid a dividend of US$290 million and US$145 million respectively to Ship Finance International Limited (SFIL). SFIL simultaneously granted loans to SFL Deepwater and SFL Polaris of the same amounts with an interest rate of 4.5%. These loans are presented as long term debt to related parties in our balance sheet as of December 31, 2010.

Note 13 – Fair value of financial instruments

The fair values of the Company’s financial instruments are measured on a recurring basis. The fair values, their basis of measurement and the balance sheet carrying values at December 31, 2010, are as follows:

	Fair value	Fair value measurements at reporting date using			Carrying value
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In millions of US $)	December 31, 2010	(Level 1)	(Level 2)	(Level 3)	December 31, 2010
Assets:
Marketable securities	598.2	554.4		43.8	598.2
Currency forward contracts – short term receivable	2.8		2.8		2.8
TRS equity swap contracts	38.2		38.2		38.2
Other derivative instruments- short term receivable	7.3	7.3			7.3
Total assets	646.5	561.7	41.0	43.8	646.5
Liabilities:
Interest rate swap contracts – short term payables	144.3		144.3		144.3
Total liabilities	144.3		144.3		144.3

ASC Topic 820 Fair Value Measurement and Disclosures (formerly FAS 157) emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy). Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair values of interest rate swaps and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR and NIBOR interest rates as at December 31, 2010.

The fair value of other derivative instruments is calculated using the closing prices of the underlying financial securities.

Note 14 – Commitments and contingencies

Purchase Commitments
At December 31, 2010, the Company had ten contractual commitments under newbuilding contracts. The contracts are for the construction of one semi-submersible rig, six jack-up rigs, two drillships and a tender rig. The units are scheduled to be delivered in 2011, 2012 and 2013. As of December 31, the Company has paid US$1,127 million directly to the construction yards on the newbuildings, and is committed to make further payments amounting US$2,073 million. These amounts exclude contract variation orders, spares, accrued interest expenses, construction supervision, operation preparation and mobilization.

The maturity schedule for the remaining yard installments is as follows:

Maturity schedule for yard installments as of December 31, 2010 (In millions of US dollar)
2011	336
2012	324
2013	1,413
Total	2,073

Legal Proceedings:

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its drilling units, in the ordinary course of business or in connection with its acquisition activities.  The Company believes that the resolution of such claims will not have a material adverse effect on the Company’s operations or financial condition. The Company’s best estimate of the outcome of the various disputes has been reflected in the financial statements of the Company as of December 31, 2010.

Note 15 – Acquisition

Starting early 2008, the Company purchased shares/forward contracts in Scorpion Offshore Ltd “Scorpion”. Scorpion was incorporated in Bermuda with the purpose of operating a fleet of drilling rigs and specifically to construct, own, operate and charter rigs. Scorpion operates seven ultra premium jack-up rigs in the South America, the Middle East and South East Asia. In April 2010, Seadrill increased its ownership to 40.01 percent at a price per Scorpion share of NOK36. In late May 2010, Seadrill announced a bid of NOK40.50 per share and thereby increased the ownership to 50.1 percent of the outstanding shares. Concurrently with this acquisition, we obtained full control of Scorpion. As of December 31, 2010 Seadrill’s ownership in Scorpion is 100%.

Seadrill has applied the purchase method in this business combination (ASC topic 805). As part of the process, the Company performed a valuation analysis to determine the fair values of certain identifiable intangible assets of Scorpion as of the acquisition date. The determination of the value of these components required the Company to make various estimates and assumptions. Critical estimates in valuing certain of the intangible assets include but are not limited to the net present value of future expected cash flows from operations.

The allocation of the purchase price of Scorpion was based upon preliminary fair value studies. Estimates and assumptions are subject to change upon management’s review of the final valuations. The following table summarizes the preliminary acquisition-date fair value of the assets acquired and the liabilities assumed in connection with the business combination (in millions of US$):

Assets

May 31, 2010
Current asset:
Cash and cash equivalents	70.6
Restricted cash	6.0
Accounts receivables, net	64.3
Contract value (short term)	23.2
Other current assets	14.4
Total current assets	178.5

Non-current assets
Drilling units	1,232.5
Equipment	1.6
Contract value (long term)	27.7
Deferred tax assets	3.7
Total non-current assets	1,265.5

Total assets	1,444.0

Liabilities

Current liabilities
Current portion of long-term debt	673.8
Trade accounts payable	19.1
Other current liabilities	52.7
Total current liabilities	745.6

Non-current liabilities
Long-term interest bearing debt	73.6
Deferred taxes	0.4
Other non-current liabilites	3.4
Total non-current liabilities	77.4

Net assets acquired	621.0
Acquisition consideration (based on 100 percent purchase)	564.8
Gain on bargain purchase (based on 100 percent purchase)	56.2

Acquisition consideration:

(In millions of US$)
Cash	57.0
Fair Value of previously held 40% equity interest	226.0
Fair Value of Non Controlling Interests	281.8
Total acquisition consideration	564.8

On May 28, 2010 the Company acquired control of Scorpion, and remeasured the previously held 40% equity interest to its fair value. The difference between the US$115.4 million book value and the US$226.0 million fair value of the previously held 40% interest was recorded as a gain on a separate line item under financial items in the consolidated statement of operations in the second quarter of 2010.

When there is a gain on a bargain purchase, accounting standards require a reassessment to determine all assets acquired, liabilities assumed, and consideration transferred. We have performed a reassessment and have still concluded that we have a gain on a bargain purchase. Because the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the excess of the value of the net assets acquired over the purchase price has been recorded as a gain on bargain purchase in the second quarter of 2010.

During the third and fourth quarter of 2010, the Company acquired additional shares in Scorpion. The total amount of US$292.0 million was paid to non-controlling interests and as a consequence, the Company’s ownership in Scorpion represented 100 % of the outstanding shares as of December 31, 2010. The results of Scorpion’s operations were included in our consolidated financial statements since the date of acquisition.

Note 16 – Subsequent Events

The Company has considered subsequent event disclosures up to February 24, 2011.

In December 2010, Seadrill entered into an agreement with completion date January 30, 2011 to acquire the two ultra-deepwater semi-submersible drilling rigs, Seadragon I and Seadragon II. The total project price for the two rigs, which are currently under construction at the Jurong Shipyard in Singapore, is estimated to be approximately US$1.2 billion (including project management for the remaining construction period, drilling and handling tools, spares, operations preparations and capitalized interest). Deliveries of the two rigs are expected in the first quarter and fourth quarter 2011, respectively. Seadrill has secured a US$1.10 billion secured facility to finance the investment. The facility bears interest at LIBOR plus a margin and is repayable over a term of seven years. At maturity a balloon payment of US$498 million is due. The two rigs will serve as security for the new debt.

On February 15, 2011, Seadrill’s Board of Directors has decided to create a new drilling company focusing entirely on harsh environment operations. Seadrill will then spin off its operations in the North Atlantic Basin into a new subsidiary, the North Atlantic Drilling Limited ('NADL' or the 'Company'), by transferring a fleet of six existing harsh environment units to NADL. The fleet will consist of the following drilling units: West Phoenix, West Venture, West Alpha, West Navigator, West Epsilon and West Elara. The anticipated gross proceeds of the contemplated Private Placement will be US$1,700 million through issuance of 1,000,000,000 new ordinary shares. The order price has been set at US$1.7 per share by the Board of Directors. Seadrill will subscribe for and be allocated a minimum of 750,000,000 shares, and will following the private Placement own approximately 75% of the new Company. The remaining 25% will be owned by new shareholders.

The declared dividend related to the fourth quarter of 2010 is US$0.675 per share, plus an extraordinary dividend US$0.20 per share.

On February 24, 2011, Seawell and Allis-Chalmers Energy Inc (“Allis”) announced that the Allis stockholders approved the proposed merger of Allis into Wellco Sub Company, a wholly owned subsidiary of Seawell. Each share of Allis stock will be converted into either US$4.25 in cash or 1.15 common shares of Seawell, depending on elections made by the Allis stockholders. Seawell and Allis anticipate that the final election results will be determined by March 4, 2011. After the merger Seadrill’s holding of shares in Seawell will fall below 50 percent.